Exhibit 99.6

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. 33 (1) 47 44 37 76	TotalFinaElf acquires 100% ownership of its Turkish marketing subsidiary Selyak
Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, May 24, 2002 — TotalFinaElf announces that it has acquired 100% ownership of Selyak, a Turkish petroleum products marketing company, following the purchase of a 32% stake held by the Turkish Group Oyak and its subsidiary Mais.

This transaction, which remains subject to the approval of the Turkish authorities, will enable TotalFinaElf to proceed with the merger of the Group’s two 100%-owned petroleum product marketing subsidiaries, Total Oil Turkiye and Selyak. In this way TotalFinaElf will control of a network of 500 service stations, representing 8% of the gasoil and lubricants market.

In addition, TotalFinaElf is active in the liquefied petroleum gas market through its wholly-owned subsidiary Tüpgaz, which has a market share of 6%.

The acquisition is in line with TotalFinaElf’s strategy of developing its refining and marketing activities in the Mediterranean basin.
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